Exhibit 10.3

Sequa Corporation

200 Park Avenue
New York, NY 10166
212-956-5500

May 10, 2006

Mr. Martin Weinstein
20 West 64th Street, #32D
New York,   NY   10023

      Re: Employment Agreement Extension

Dear Marty:

Reference is hereby made to that certain Employment Agreement dated as of May 31, 2005 by and between Sequa Corporation and you (the "Employment Agreement"). Terms used herein and not otherwise defined shall have the meanings ascribed to them in the Employment Agreement.

This letter shall confirm that the Employment Term as set forth in Section 3 of the Employment Agreement shall be extended for an additional two (2) years from and after May 31, 2006 through May 31, 2008.

All other terms and conditions of the Employment Agreement shall remain in full force and effect and are hereby ratified by Executive and Company.

If the foregoing confirms your agreement and understanding, please so indicate by signing in the space provided below and returning one (1) original of this letter to me.

Very truly yours,

Sequa Corporation

/s/ Norman E. Alexander
Norman E. Alexander
Executive Chairman

Acknowledged and Agreed
this ___15___ day of __May__ , 2006

/s/ Martin Weinstein
Martin Weinstein